UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Appointment of Sylvia Escovar Gomez to its Board of Directors

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES APPOINTMENT OF SYLVIA ESCOVAR GOMEZ

TO ITS BOARD OF DIRECTORS

Bogota, Colombia – June 26, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador announced the appointment of Sylvia Escovar Gomez as a new independent member of the Board of Directors of the Company, effective August 1, 2020.

Ms. Escovar, one of the most respected and admired business leaders in Latin America, brings with her a valuable mix of government, multilateral organization, and private enterprise experience, and a successful track record in each area.

An economist by training, Ms. Escovar has previously worked for the World Bank, the Central Bank of Colombia and the National Department of Planning. She also served as Deputy Secretary of Education and Deputy Secretary of Finance for the Bogota municipal government.

Since 2012, Ms. Escovar has been the CEO of Terpel S.A. – a fuel distribution company – which operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic. Under her leadership, Terpel delivered its best financial results in its over 50-year history and became Colombia’s third largest company, with a footprint that covers virtually the entire country.

Ms. Escovar is an innovator who leads a team that converted and improved Terpel’s business model, expanding the range and quality of its services and enhancing its performance in the long-term. She and her team made Terpel a true leader in sustainability, with consistently high rankings in the RobecoSAM Sustainability Yearbook.

Ms. Escovar was named the 2014 top businessperson of the year by Portfolio, Colombia’s leading financial daily. In 2018 she received the Colombian National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. And in 2020, she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10. Ms. Escovar is also highly sought after in national discussions on policy, trade, diversity and inclusion. Ms. Escovar’s other Board memberships include Grupo Bancolombia and Organizacion Corona S.A.

GeoPark also announces additional changes to its Board of Directors with the resignations of Mr. Jamie Coulter and Mr. Juan Cristobal Pavez (both effective June 10, 2020) and expresses its thanks and gratitude to both for their valuable service to, and support of, the Company. Mr. Coulter has a long history with GeoPark as one of its original investors in its very early days and has continued as an ally during its successful growth trajectory – including being a member of our Board for three years. Mr. Pavez has served as a Board Member for over 12 years and, in addition to his contribution to the growth and development of GeoPark, Mr. Pavez has also been a major long-term investor in the Company.

James F. Park, CEO of GeoPark, said: “The Board of Directors is honored to have Sylvia Escovar join our Company. With her extensive experience, she will bring immediate value to our Board and continuous efforts to build a better company. Her ideals and approach to leading Terpel are a perfect fit with and will enhance GeoPark’s culture – and her success with the bottom line will help drive and improve our overall performance. Even more relevant today, during this time of energy transition and ever-increasing challenges for our industry, Sylvia Escovar’s participation will provide us the opportunity to collaborate with a true and proven change agent.

As a close-knit Company, it is always sad to say good-bye to individuals who have participated in, and contributed to, our rich history – and we express our sincere and profound thanks to Jamie Coulter and Juan Cristobal Pavez, and we wish them well.”

For further information, please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com.

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including enhancement of our culture and improvements to our performance. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 26, 2020